Q&K International Group Limited

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

May 23, 2022

VIA EDGAR

Jeffrey Lewis

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Q&K INTERNATIONAL GROUP Ltd (the “Company”)

Form 20-F for the fiscal year ended September 30, 2021

Filed February 15, 2022

File No. 001-39111

Dear Mr. Lewis and Ms. Menjivar:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated May 10, 2022 (the “Comment Letter”) on the Company Form 20-F for the fiscal year ended September 30, 202 filed on February 15, 2022, the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses.

Form 20-F filed February 15, 2022

Item 3. Key Information, page 9

1.

We note your response to comment 6. Please identify the entities that comprise the column, “Consolidate[d] Subsidiaries.” The WFOE that is the primary beneficiary to the VIE should be presented in a separate column, so an investor may gain an understanding of how the WFOE transacts with the VIE and with its parent. Please tell us how this agreement and other pertinent agreements are reflected in the condensed consolidating schedule.

Securities and Exchange Commission

In response to the Staff’s comment, the Company plans to revise the condensed consolidating schedules to present the WFOE in a separate column in future filings. The condensed consolidating schedules include the financial information of the Company, the WOFE, the Consolidated VIE and its subsidiaries, and the Other Consolidated Subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation:

	As of September 30, 2019						As of September 30, 2020						As of September 30, 2021
	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)
Cash and cash equivalents	101,157	477	55,926	2,239	—	159,799	6,015	372	15,227	1,265	—	22,879	1,355	7	10,982	3,973	—	16,317
Restricted cash	—	—	91,015	—	—	91,015	—	—	8,887	—	—	8,887	—	—	2,893	42	—	2,935
Accounts receivable	—	—	1,306	—	—	1,306	—	—	1,943	—	—	1,943	—	—	370	—	—	370
Amounts due from related parties	—	—	5,587	—	—	5,587	—	—	168	—	—	168	—	—	—	201	—	201
Prepaid rent and deposit	—	1,117	127,096	—	—	128,213	—	—	51,281	—	—	51,281	—	—	571	—	—	571
Advances to suppliers	—	—	64,028	—	—	64,028	—	—	16,043	—		16,043	—	—	5,323	7,610		12,933
Other current assets	1	242	146,316	—	—	146,559	—	—	44,400	57,403		101,803	—		97,978	45,365		143,343
Property and equipment, net	—	12,439	1,170,446	2,426	—	1,185,311	—	—	358,022	—	—	358,022	—		38,940	—	—	38,940
Intangible assets, net	—	8	1,240	—	—	1,248	—	—	222,123	—	—	222,123	—	—	539	151,925	—	152,464
Land use rights	—	—	10,734	—	—	10,734	—	—	10,448	—	—	10,448	—	—	—	—	—	—
Other assets	—	5,946	—	—	—	5,946	—	109	57,024	—	—	57,133	—	—	108	9,448	—	9,556
Intercompany receivables	522,124	—	—	192,177	(714,301)	—	1,385,814	—	—	—	(1,385,814)	—	1,465,312	—			(1,465,312)	—

Total assets	623,282	20,229	1,673,694	196,842	(714,301)	1,799,746	1,391,829	481	785,566	58,668	(1,385,814)	850,730	1,466,667	7	157,704	218,564	(1,465,312)	377,630

Accounts payable	—	—	277,103	—	—	277,103	—	—	294,469	—	—	294,469	—	—	281,458	38,811	—	320,269
Amounts due to related parties	—	—	3,121	—	—	3,121	—	—	6,594	—	—	6,594	—	—	—	—	—	—
Deferred revenue	—	—	78,540	—	—	78,540	—	—	152,619	—	—	152,619	—	—	1,125	194,511	—	195,636

Securities and Exchange Commission

	As of September 30, 2019						As of September 30, 2020						As of September 30, 2021
	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(thousands)
Short-term debt	—	—	319,103	—	—	319,103	221,328	—	540,808	—	—	762,136	210,776	—	256,773	91,156	—	558,705
Rental installment loans	—	—	756,749	—	—	756,749	—	—	54,505	—	—	54,505	—	—	33	18,061	—	18,094
Deposits from tenants	—	—	163,203	—	—	163,203	—	—	82,191	—	—	82,191	—	—	1,422	64,363	—	65,785
Payable for asset acquisition	—	—	—	—	—	—	—	—	—	165,808	—	165,808	—	—	—	—	—	—
Accrued expenses and other current liabilities	—	2,205	93,908	3,179	—	99,292	12,911	2,160	427,109	1,238		443,418	—	1,653	875,572	147,657	—	1,024,882
Long-term debt	—	—	428,345	—	—	428,345	—	—	464,920	—	—	464,920	—	—	201,041	—	—	201,041
Convertible note, net	—	—		—	—	—	206,466	—	—	—	—	206,466	313,870	—	—	—	—	313,870
Long-term deferred rent	—	—	387,739	—	—	387,739	—	—	212,054	—	—	212,054	—	—	—	—	—	—
Contingent earn-out liabilities	97,417	—	—	—	—	97,417		—	—	—	—	—	164,254	—	—	—	—	164,254
Intercompany payables	—	573,439	140,862	—	(714,301)	—	2,955,202	536,546	549,666	299,602	(4,341,016)	—	3,272,273	473,655	642,146	349,511	(4,737,585)	—
Deficit of investments in subsidiaries and consolidated VIE and VIE’s subsidiaries	1,346,408	—	—	—	(1,346,408)	—	—	—	—	—	—	—	—	—	—	—	—	—

Total liabilities	1,443,825	575,644	2,648,673	3,179	(2,060,709)	2,610,612	3,395,907	538,706	2,784,935	466,648	(4,341,016)	2,845,180	3,961,173	475,308	2,259,570	904,070	(4,737,585)	2,862,536

Total ,mezzanine equity	1,425,485	—	—	—	—	1,425,485	—	—	—	—	—	—	—	—	—	—	—	—
Total shareholders’ deficit	(2,246,028)	(555,415)	(974,979)	193,663	1,346,408	(2,236,351)	(2,004,078)	(538,225)	(1,999,369)	(407,980)	2,955,202	(1,994,450)	(2,494,506)	(475,301)	(2,101,866)	(685,506)	3,272,273	(2,484,906)

Securities and Exchange Commission

	For the year ended September 30, 2019						For the year ended September 30, 2020						For the year ended September 30, 2020
	The Company	The WFOE	The Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	The Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	The WFOE	The Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
(in thousands)
Net revenues	—	—	1,233,770	—	—	1,233,770	—	—	965,093	242,870	—	1,207,963	—	—	173,921	862,285	—	1,036,206
Net (loss) income	(498,337)	(345,779)	(177,738)	(3,094)	526,611	(498,337)	(1,533,641)	(46,387)	(1,491,565)	(13,042)	1,550,994	(1,533,641)	(569,202)	(56,746)	(375,470)	(6,458)	438,674	(569,202)
Net cash provided by (used in) operating activities	(20,149)	(143,025)	393,847	3,249	(322,111)	(88,189)	(17,452)	—	72,293	—	—	54,841	(30,664)	45,804	(108,705)	(16,096)	—	(109,661)
Net cash (used in) provided by investing activities	(460,663)	(98,511)	(713,653)	(338,727)	1,260,104	(351,450)	(407,297)	(246,558)	(99,172)	(27,851)	642,208	(138,670)	(87,232)	(50,060)	—	(5,232)	136,038	(6,486)
Net cash provided by (used in) financing activities	530,002	238,600	392,388	346,572	(937,993)	569,569	329,839	246,453	(95,948)	26,940	(642,208)	(134,924)	113,236	3,891	98,466	22,046	(136,038)	101,601

The following table presents the amount due from (due to) the WFOE, the consolidated VIE and its subsidiaries, and other consolidated subsidiaries in FY 2019, FY 2020 and FY 2021:

	As of September 30, 2019				As of September 30, 2020				As of September 30, 2021
Amount due from (due to) WFOE, the consolidated VIE and its subsidiaries and other consolidated subsidiaries	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries	The Company	The WFOE	Consolidated VIE and its subsidiaries	Other Consolidated Subsidiaries
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)				(in thousands)				(in thousands)
Starting Amount	344,580	(381,046)	37,124	(658)	522,124	(573,439)	(140,862)	192,177	1,385,814	(536,546)	(549,666)	(299,602)
The Company transferred to the VIE	53,047	—	(53,047)	—	143,314	—	(143,314)	—	62,033	—	(62,033)	—
The Company transferred to the WFOE	101,136	(101,136)	—	—	246,102	(246,102)	—	—	3,891	(3,891)	—	—
The consolidated subsidiaries transferred to the VIE	—	—	(201,263)	201,263	—	—	(7,516)	7,516	—	—	(37,490)	37,490
The WFOE transferred to the VIE	—	98,511	(98,511)	—	—	227,395	(227,395)	—	—	11,316	(11,316)	—
Intercompany transactions	—	(165,556)	174,660	(9,104)	478,081	32,062	(29,838)	(480,305)	—	16,834	9,725	(26,559)
The Company transferred to the consolidated subsidiaries	—	—	—	—	17,881	—	—	(17,881)	21,308	—	—	(21,308)
The consolidated subsidiaries transferred to the WFOE	—	—	—	—	—	(351)	—	351	—	38,744	—	(38,744)
Reclassification	—	—	—	—	—	—	—	—	—	—	32	(32)
Impact of foreign exchange rate	23,361	(24,212)	175	676	(21,688)	23,889	(741)	(1,460)	(7,734)	(112)	8,602	(756)

Total	522,124	(573,439)	(140,862)	192,177	1,385,814	(536,546)	(549,666)	(299,602)	1,465,312	(473,655)	(642,146)	(349,511)

Securities and Exchange Commission

The Company advises the Staff that the “Other Consolidated Subsidiaries” in the condensed consolidating schedules above comprise the following entities:

1.	QK365.com Inc.

2.	Qinke (China) Limited

3.	Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.

4.	Chengdu Liwu Apartment Management Co., Ltd.

5.	Shanghai Qinke Trade Co., Ltd.

6.	Yaohan(Shanghai) Artificial Intelligence Technology Co., Ltd.

The Company will present the WFOE in a separate column in future Form 20-F filings.

The Company further advise the Staff that the WFOE had a series of contractual arrangements with the VIE, through which the Company carried out certain rental apartment operation business. The WFOE and the VIE, on a consolidated basis, had been loss making. According to the contractual arrangements, the VIE agreed to pay service fees equivalent to no less than 100% of its annual net profit to the WFOE. However, the WOFE had never charged the VIE and the VIE had never paid any service fee to the WFOE under the contractual arrangement as it had been loss making.

Should you have any questions about the responses contained herein, please contact the undersigned at +86-21-6422-8532 or via e-mail at frank@qk365.com or the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Zhichen (Frank) Sun
Name: Zhichen (Frank) Sun
Title: Chief Financial Officer

cc:	Mr. Chengcai Qu, Chairman of the board of directors, chief executive officer, chief operating officer and vice president, Q&K International Group Limited

Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP